Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY
T: +44 (0)20 7822 5252 F: +44 (0)20 7822 5951/5898 www.unilever.com

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

1 August 2013

Dear Mr Decker,

Unilever N.V. and Unilever PLC comment letter

Thank you for your letter dated 23 July 2013 containing your comments in relation to your review of our filings dated 8 March 2013.

Please find attached from Cravath, Swaine and Moore LLP, our responses to your comments.  The Unilever Group hereby acknowledges that:

●	the Unilever Group is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Unilever Group may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you so require, representatives of the Unilever Group and Cravath, Swaine and Moore LLP would be happy to discuss this with you further.

I hope you find that the response addresses your comments satisfactorily and look forward to an early closure of the points raised.

Yours sincerely,

/s/ Charles Nichols
Charles Nichols
Group Controller

August 1, 2013

Unilever N.V.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 8, 2013
Form 6-K
Filed March 8, 2013
Response dated July 18, 2013
File No. 1-4547

Unilever PLC
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 8, 2013
Form 6-K
Filed March 8, 2013
Response dated July 18, 2013
File No. 1-4546

Dear Mr. Decker:

Set forth below are the responses of our clients, Unilever N.V. and Unilever PLC (collectively, the “Unilever Group”), to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Unilever Group’s Form 20-F for the year ended December 31, 2012 filed on March 8, 2013 (the “20-F”), and Unilever Group’s Form 6-K filed on March 8, 2013 (the “6-K”), which were delivered in your letter to the Unilever Group dated July 23, 2013, and contain references to your letter dated July 10, 2013.  These responses have been provided to us by management of the Unilever Group and are being transmitted by us to you on their behalf.  We set forth below first the Staff’s comments in italics and follow with the Unilever Group’s responses.  All page number references in the responses below are to the page numbers in the Annual Report & Accounts filed as an Exhibit to the Unilever Group’s Form 6-K filed March 8, 2013.

General

1.	Please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The statement provided at the end of your response appears to be provided from Cravath, Swaine and Moore LLP rather than from the company.

Response:

The Unilever Group acknowledges the Staff’s comment and has now incorporated this statement in their covering letter transmitted herewith.

2.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:

The Unilever Group acknowledges the Staff’s comment.  Where a comment below requests that additional disclosure or other revision be made, this letter includes the draft of the disclosure or revision within the applicable response.  The Unilever Group confirms it will include such disclosure or revision in its future filings, including filings on Form 6-K, as applicable, consistent with the responses outlined below.

Form 20-F for the Year Ended December 31, 2012

Item 5.  Operating and Financial Review and Prospects

Non-GAAP Measures, page 11

3.
We note your response to comment six in our letter dated July 10, 2013.  Please help us better understand and correspondingly expand your disclosures to better explain why turnover growth would be measured by the underlying sales growth percentage multiplied by the percentage effect of acquisitions, disposals and exchange rates on a compound basis.  It is not clear how this would result in the percentage increase (decrease) in turnover from period-to-period.  Please also consider providing us with an example of your calculation to help us better understand.

Response:

The Unilever Group acknowledges the Staff’s comment and has updated the disclosure as well as provided an example and detailed explanation below.

Disclosure:

“Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis.”

Explanation:

This methodology is consistent with the way that the Unilever Group measures turnover growth internally to run its business. To clarify this further, we provide below the calculation for 2012.

Growth components	%
Underlying sales growth	6.9%
Effect of acquisitions	1.8%
Effect of disposals	-0.7%
Effect of exchange rates	2.2%
Turnover growth	10.5%

If we add the individual growth components it adds up to 10.2%. However our turnover growth is 10.5% which is calculated as (1+6.9%)*(1+1.8%)*(1+(-0.7%))*(1+2.2%) – 1.

This is due to the compounding impact of the growth components. For example, exchange rate impacts the starting turnover amount as well as the additional turnover that comes from underlying sales growth on the starting turnover amount. We provide below a simple example to illustrate the combined impact.

Three scenarios have been created to explain the interactions, viz

o	Scenario 1 : USG : 7%, Exchange rates 0%

o	Scenario 2 : USG : 0%, Exchange rates 3%

o	Scenario 3 : USG : 7%, Exchange rates 3%

Scenario 1		Component growth		Initial Turnover
		%	€ mln
Initial Turnover	100.0			100.0
Underlying sales growth		7.0%	7.0	107.0
Effect of exchange rates			0.0	107.0
Turnover CY	107.0
Growth	7.0%	7.0%	7.0%
If component growth percentages were added		7.0%

Scenario 2		Component growth		Initial Turnover
		%	€ mln
Initial Turnover	100.0			100.0
Underlying sales growth			0.0	100.0
Effect of exchange rates		3.0%	3.0	103.0
Turnover CY	103.0
Growth	3.0%	3.0%	3.0%
If component growth percentages were added		3.0%

Scenario 3		Component growth		Initial Turnover
		%	€ mln
Initial Turnover	100.0			100.0
Underlying sales growth		7.0%	7.0	107.0
Effect of exchange rates		3.0%	3.2	110.2
Turnover CY	110.2
Growth	10.2%	10.2%	10.2%
If component growth percentages were added		10.0%

In the first two scenarios, the individual component growth equals the growth in turnover as there is just one component that is impacting the turnover growth. In the last scenario, the individual components add up to 10% but turnover growth is 10.2% because there are three factors which are compounded.

USG impact on Initial Turnover	7%
Currency impact on Initial Turnover	3%
Currency impact on USG growth over Initial Turnover	0.2% (3% of 7% of 100)

4.
We note your response to comment seven in our letter dated July 10, 2013.  Please further expand your disclosures to better explain why sales related to acquired brands in countries in which the acquired brands were not previously sold would be included in underlying sales growth immediately.  Please clarify if these are brands that would be attained through acquisitions.  If so, please explain why you would not view these to be sales resulting from an acquisition.

 Response:

The Unilever Group acknowledges the Staff’s comment and will disclose in the manner set forth below.

“Underlying Sales Growth or “USG” refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. Acquisitions and disposals are excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself.”

Form 6-K Filed March 8, 2013

General

5.	Please address the above comments in your Form 6-K, as applicable.

Response:

The Unilever Group acknowledges the Staff’s comment and will comply with this request as applicable.

Non-GAAP Measures

Financial Review 2012, page 28

6.
We note your response to comment 12 in our letter dated July 10, 2013.  You have agreed to expand your consolidated discussion of operating profit and core operating margin to specifically address gross profit or any components of selling and administrative expenses that materially impact operating profit from period to period.  We also remind you to quantify the impact of each significant factor that contributes to these material fluctuations.  In regards to your segment discussion, segment analysis is usually necessary to enable a reader to understand the consolidated amounts.  The analysis does not need to be repetitive disclosure that lengthens MD&A unnecessarily, or obscures salient information.  In this regard, please consider expanding your segment discussion to address the following:

●
Your response to comment 19 indicates that core operating profit represents your measure of segment profit or loss.  Please provide a discussion of core operating profit amounts for each segment in addition to your current discussion of core operating margin;

●	Please address gross profit or any components of selling and administrative expenses that materially impact segment core operating profit from period to period;
●	Please address and quantify any significant factors that materially impact your segment core operating profit and core operating profit margin percentage from period to period; and
●	To the extent a particular product materially impacted the turnover of a material segment, please address the product in your segment discussion of underlying sales and volume growth.

Refer to Financial Reporting Codification 501.06.

Response:

The Unilever Group acknowledges the Staff’s comment and confirms that in its future filings it will expand its consolidated discussion of operating profit and core operating margin to specifically address gross profit or any components of selling and administrative expenses that materially impact its operating profit from period-to-period.  In this regard, the Unilever Group notes that the €1.7 billion increase on page 94 refers to costs of raw and packaging materials and goods purchased for resale rather than amortization of finite-life intangible assets and software.  The Unilever Group understands the Staff’s comment with respect to expanding its segment disclosures, however, the Unilever Group respectfully advises the Staff that it believes all material information has already been disclosed.  However, as noted below, the Unilever Group has informed us it will make additional disclosures in response to the Staff’s comment. For the period-to-period comparison of 2012 to 2011, the Unilever Group has informed us it will provide the following additional disclosure related to its consolidated results in its Form 20-F for the year ended December 31, 2013.

Consolidated Results Disclosure:

“Absolute turnover grew by €4.9 billion which translated into an operating profit increase of €550 million due to cost increases in the following key areas.

Costs of raw and packaging materials and goods purchased for resale increased by €1.7 billion, driven primarily by increased business volume of €1.3 billion and input costs increase of €1.1 billion offset by other items including material cost savings of €0.7 billion during the year. Additionally, distribution costs increased by €180 million. Despite these increases, due to higher selling prices and benefit from customers buying products with higher margins, gross margin improved by 0.1% to 40.0% at constant exchange rates.

Staff costs increased by €0.9 billion due to salary inflation, particularly in emerging markets, higher pensions charge as a result of one-off credits taken in the prior year and higher bonuses.

Advertising and promotional expenses increased by €694 million as we continue to invest behind our brands.

The impact of input costs and investment in advertising and promotional expenses are discussed further in our segmental disclosures, which also provide additional details on the impact of brands, products and subcategories on driving top line growth.”

The Unilever Group acknowledges the comment from the Staff that the segment discussion needs to help the reader understand the consolidated accounts without repetitive disclosure that lengthens the MD&A or obscures salient information. Accordingly, the Unilever Group will build on the disclosures it has already made while factoring in the points raised by the Staff. For the period-to-period comparison of 2012 to 2011 on a segment basis, the Unilever Group has informed us it will provide the following additional disclosure in its Form 20-F for the year ended December 31, 2013. The Unilever Group has also informed us it will include comparable disclosure for 2013 in the Annual Report & Accounts.

Segment Disclosure:

Personal Care

●
Personal Care turned in yet another year of strong performance with turnover growth of 17%. Underlying sales growth of 10.0% was driven by both underlying volume growth of 6.5% and a positive price contribution of 3.3%. This was spurred by innovations like Dove Nutrium Moisture and the rollout of our brands in new markets like TRESemmé in Brazil and complemented by a strong contribution of the recently acquired brands like Kalina.

●
Core operating profit at €3 billion was higher by €365 million over the prior year primarily led by turnover growth offset by a marginal reduction in core operating margin by 50 bps reflecting stable gross margins and continued investments in building beauty capabilities and infrastructure.

Foods

●
Foods turnover grew by 3.3% during the year. Underlying sales growth in Foods was 1.8%. Underlying volume growth was -0.9%, continuing to reflect the impact of a contracting spreads market and the price rises we took in 2011 to counter significant increases in input prices. Growth was supported by the rollout of innovations such as Knorr jelly bouillon and Knorr baking bags, as well as solid results delivered by our Food Solutions business.

●
Core operating profit at €2.5 billion increased by €83 million over the previous year primarily led by increase in turnover. Core operating margin was in line with the previous year despite lower gross margin, reflecting the impact of higher commodity costs, offset by improved cost discipline and savings delivery.

Refreshment

●
Refreshment performance improved in growth momentum and profitability. Turnover grew by a strong 10.5% with underlying sales growth of 6.3% reflecting good contribution from underlying volume growth of 2.4% and underlying price growth of 3.9%. In ice cream, growth momentum was driven by powerful performance in Latin America, Asia, North America and Europe and benefited from innovation behind our global brands such as Magnum, which is now a brand with sales in excess of €1 billion. In tea, innovation improved growth momentum in particular in emerging markets, such as Russia, Arabia and India.

●
Core operating profit at €911 million improved by €235 million due to turnover growth as well as improvement in core operating margin by 170 bps. This was driven by higher gross margin, strong savings programmes and cost discipline.

Home Care

●
Home Care delivered a strong performance with turnover growth of 10.4% driven by underlying sales growth of 10.3%, balanced between volume growth of 6.2% and price changes contributing 3.9%. We improved our market position in highly competitive markets such as the UK, France, China and South Africa on the back of continued innovation and continuing success of our brands like Omo and Comfort. Household care growth was equally supported by the rollout of new and improved products, driving strong growth momentum for our global brands Domestos, Cif and Sunlight.

●	Core operating profit at €531 million improved by €90 million due to turnover increase and improvement in core operating margin by 50 bps, benefiting from successful new business models.

7.
We note your response to comment 13 in our letter dated July 10, 2013.  Your proposed disclosures only specifically refer to the impact of vegetable oil prices in the Foods segment. Please address the financial impact of any additional commodities on which you heavily rely and the corresponding segments that rely on these even if the impact of the cost increases on gross margin were offset by other factors.  Please also provide additional clarity as to which significant commodities you hedge your exposure to future commodity purchases with commodity derivatives.

Response:

The Unilever Group acknowledges the points made by the Staff and accordingly revises our proposed disclosure in future Annual Report & Accounts in the manner set forth below which includes the financial impact of the key commodities on which we rely and the corresponding segments that rely on them.

“During 2012, the Unilever Group faced cost inflation of over €1.5 billion. The Unilever Group actively mitigates the impact of cost inflation through a combination of price increases and costs savings to protect its margin. Hence, despite cost increases, the Unilever Group was able to improve its gross margin by 10 bps during 2012. Specifically gross margin was protected in 3 out of the 4 categories. In our Foods category the impact of high vegetable oil prices was not fully recovered as described in our gross margin references on pages 30 and 31. Petrochemicals materially affect our Home Care category, where we have protected our margins. There are no other commodities that have a material impact.

Part of our commodity risk, principally vegetable oils and petrochemicals, is hedged using a combination of physical contracts as well as derivatives (futures and options).”

Non-GAAP Measures

Free Cash Flow (FCF), page 34

8.
We note your response to comment 11 in our letter dated July 10, 2013.  Given that you believe free cash flow to be a measure of cash available for distribution amongst all security holders of the Unilever Group or to fund your strategic initiatives, it is not clear how you determined free cash flow would not be considered to be a liquidity measure.  Please advise or revise your disclosures as necessary.

Response:

The Unilever Group believes that liquidity measures represent the business’ ability to pay debts (primarily short term debts) as they fall due, utilising cash and other liquid assets.  Since free cash flow is only a measure of cash generated by operations (after taxes, net capital expenditure and net interest payments), and it does not take into account future commitments such as capital expenditure, announced dividends and share buybacks, we believe it is not an accurate liquidity measure.

Consolidated Statement of Changes in Equity, page 87

9.
We note your response to comment 18 in our letter dated July 10, 2013.  In a similar manner to your presentation of movements during the year in the currency translation reserve on page 114, please provide an analysis of each of the other comprehensive income items in the statement or in the notes to the financial statements as required by IAS 1.106A.

Response:

The Unilever Group acknowledges the Staff’s comment and confirms that in the notes to the financial statements in its future filings it will include movements during the year in the components of “other comprehensive income” in a format similar to the currency retranslation reserve movements as below:

Fair value gains/(losses) on financial instruments – movement during the year
	€ million 2012	€ million 2011
1 January	(94)	74
Movement during the year	(125)	(168)
31 December	(219)	(94)

Actuarial gains/(losses) on pension schemes – movement during the year
	€ million 2012	€ million 2011
1 January	(2,547)	(1,304)
Movement during the year	(644)	(1,243)
31 December	(3,191)	(2,547)

Currency retranslation reserve – movements during the year
	€ million 2012	€ million 2011
1 January	(1,691)	(988)
Currency retranslation during the year:
- Other reserves	(249)	(569)
- Retained Profit	(43)	(77)
- Non-controlling interest	(24)	(57)
31 December	(2,007)	(1,691)

Notes to the Financial Statements
Note 2. Segment Information, page 92

10.
We note your response to comment 21 in our letter dated July 10, 2013.  In a similar manner to your response, please disclose the basis of accounting for any transactions between reportable segments or tell us where these disclosures are currently located.

Response:

The Unilever Group acknowledges the Staff’s comment and advises that there are no sales between its reportable segments (categories), with the exception of a very small amount of certain by-products that may be used by other segments and is recognised by both sides within cost of sales.  Because these categories sell different products (e.g. tea-based beverages or laundry powders), along with the statement on page 92 that “[Turnover] does not include sales between group companies”, we believe this is sufficiently understood by our investors.  To make this clear to readers the Unilever Group proposes to include a statement to that effect in its future filings substantially as set forth below.

“Transactions between the Unilever Group’s reportable segments are immaterial and are done on an arm’s length basis”

*           *           *

We and the Unilever Group would be happy to discuss any of the matters addressed by this letter.  Please feel free to contact LizabethAnn R. Eisen at 212-474-1930 to arrange any follow up discussions.

Very truly yours,
/s/ LizabethAnn R. Eisen

Mr. Rufus Decker
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

Copies to:

Mr. Raoul Jean-Marc Sidney Huet
Chief Financial Officer
Unilever N.V. & Unilever PLC
Unilever House, 100 Victoria Embankment
London
EC4Y 0DY
United Kingdom

Tonia Lovell, Esq.
Group Secretary
Unilever PLC
Unilever House, 100 Victoria Embankment
London
EC4Y 0DY
United Kingdom

David A. Schwartz, Esq.
Associate General Counsel – Corporate and Transactions
Unilever United States, Inc.
800 Sylvan Avenue
Englewood Cliffs, NJ  07632

Mr. John Baker
PricewaterhouseCoopers LLP
1 Embankment Place
London
WC2N 6RH
United Kingdom

Mr. Peter van Mierlo
PricewaterhouseCoopers N.V.
Thomas R. Malthusstraat 5
1066 JR Amsterdam
P.O. Box 90357
1006 BJ Amsterdam
The Netherlands